Exhibit (a)(3)

Computer Sciences Corporation	Interoffice Correspondence
To:	CSC Option Holder
From:	Van B. Honeycutt
Date:	October 29, 2001
Subject:	Stock Option Exchange Offer

CSC is making a stock option exchange offer that could be advantageous to you. This offer allows you to cancel existing stock option grants that are priced at or above $70.00 per share in exchange for new stock option grants to be issued on or about May 30, 2002. The exercise price for these new grants will be the fair market value of CSC stock on the day they are issued.

In order to participate in the program, you must be a full-time CSC employee both on the date the existing stock option will be canceled, which is currently expected to be November 29, 2001, and on the date the new option will be issued, which is currently expected to be May 30, 2002. If you elect to participate in the exchange program, then the new stock option grant will be for the same number of option shares as the canceled grant. In addition, unless otherwise indicated in the materials in this mailing:

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  The vesting schedule (20% per year for the first five years) and vesting start date for the new grant will remain the same as the canceled grant;

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  The number of option shares that will be vested when you receive your new grant will be the same number of option shares that would have been vested under your canceled grant; and

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  The term of the new grant will expire the same date as the canceled grant.

To take advantage of this opportunity you must deliver the Election Form found in the enclosed materials to the address indicated thereon by no later than 5:00 p.m., Pacific Standard Time on November 28, 2001, unless the time and date are extended. No exceptions to this deadline can be made. We strongly recommend you deliver the Election Form by hand or FAX to 310.414.5858.

CSC is not making any recommendation as to whether you should tender or refrain from tendering your options for exchange. The decision to participate in this program is entirely yours. The materials in this mailing describe the exchange offer in detail and contain a summary of material tax consequences. Please read these materials thoroughly and consult with your personal tax and financial advisors to better understand how this offer affects you.

If you have questions regarding this offer, please inquire by email at options@csc.com or call 310.414.4600.